Exhibit (b)(1)(A)

PROJECT LEONARDO

COMMITMENT LETTER

To:	Cemex España, S.A. (the “Company”)
Hernández de Tejada, 1
28027 Madrid, Spain

Attn:	Hector Vela, Financing Director

26 October 2006

Dear Sirs,

Project Leonardo – Commitment Letter

We Citigroup Global Markets Limited and The Royal Bank of Scotland plc (the “Mandated Lead Arrangers”) and Citibank, N.A. and The Royal Bank of Scotland plc (or, in either case, an affiliate thereof, the “Underwriters”), confirm that we are committed to underwrite and arrange, on the terms and conditions set out in the term sheet agreed between ourselves and yourself, facilities (the “Facilities”) to finance the proposed acquisition by you, or a special purpose vehicle that will be a (direct or indirect) wholly-owned subsidiary of you (in accordance with the timetable set out in the term sheet) (“Bidco”), of the entire issued share capital of the target company identified by you to us as ‘Leonardo’ (“Target”).

We confirm that we have obtained full credit committee approval to provide the commitments set out in this letter and to commit to advance the funds described in the term sheet on the terms and conditions set out therein. This commitment is in support of the terms of your offer for the entire issued share capital of Target submitted on or about the date hereof (the “Offer”).

This commitment to arrange and underwrite the Facilities is subject to satisfaction of the following conditions:

(a)	documentary and other mechanical conditions precedent usual and customary for financings of this kind (including that the Company has sufficient funds available to it for the Offer) or otherwise mutually agreed to be appropriate for this transaction in a form and substance satisfactory to the agent in respect of the Facilities, in the form, to the extent applicable, agreed in respect of the Company’s existing acquisition finance loan facilities;

(b)	each of the representations and warranties as to written factual information, made by the Company in connection with this transaction being materially correct on the date such representations and warranties are made;

(c)	the preparation, execution and delivery of the facility agreement and related documentation (based on the terms set out in the term sheet and this letter) in form and substance satisfactory to the Company, the Mandated Lead Arrangers and Underwriters (acting reasonably) by no later than 45 days after the date of this letter or any later date agreed between the Company and each of the Mandated Lead Arrangers and Underwriters;

(d)	the Company continuing to be a subsidiary of Cemex, S.A.B. de C.V.;

(e)	the Company and all other Obligors obtaining all necessary regulatory approvals in connection with the Facilities from any relevant authorities in any relevant jurisdictions; and

(f)	the Offer being announced on or before the date falling 60 days after the date of this letter and the prior approval by each of the Mandated Lead Arrangers of any material amendments to the last draft of the formal announcement confirming that BidCo has a firm intention to make an offer for the acquisition of all the issued share capital in Target seen by them.

Upon meeting the conditions above, the facilities will be available to you or your subsidiaries on a ‘certain funds’ basis as set out in the term sheet.

This letter is confidential and may only be disclosed to Target and its professional advisers for the purposes of considering the proposed acquisition of Target and as required by law. This letter is given for your benefit and does not confer any rights on any third party. In addition, no party may assign or otherwise transfer its rights under this letter.

This Letter is governed by and will be construed in accordance with English law.

Yours faithfully

KIM MCNAMARA For and on behalf of Citigroup Global Markets Limited as Mandated Lead Arranger	JANIN CAMPOS For and on behalf of The Royal Bank of Scotland plc as Mandated Lead Arranger

KIM MCNAMARA For and on behalf of Citibank, N.A. as Underwriter	JANIN CAMPOS For and on behalf of The Royal Bank of Scotland plc as Underwriter

We acknowledge and agree to the above:

HECTOR VELA For and on behalf of Cemex España, S.A.

2

TERM SHEET

US$9,000,000,000 ACQUISITION LOAN FACILITIES FOR CEMEX ESPAÑA, S.A.

26 OCTOBER 2006

(as updated on 9 November, 2006 with the update being effective from 14 November, 2006)

PARTIES

Company/Borrower:	Cemex España, S.A. (or any affiliate thereof acceptable to the Company and the Mandated Lead Arrangers)
Material Subsidiaries:

A subsidiary of the Company which:

(a)    has total assets representing 5 per cent. or more of the total consolidated assets of the Cemex España Group; and/or

(b)    has revenues representing 5 per cent. or more of the consolidated turnover of the Cemex España Group,

in each case calculated on a consolidated basis and by reference to the most recent compliance certificate or the latest audited accounts, as the case may be, and any holding company of any such subsidiary (provided that members of the Target Group shall not qualify as Material Subsidiaries until the date falling 180 days after the date on which the Company takes control of the Target).

A list of existing subsidiaries that will be Material Subsidiaries will be included at the date of signing of the Facilities Agreement.

Bidco:

A special purpose vehicle which (at the time of the first drawdown or within six months thereafter) is a wholly owned subsidiary of Cemex España, S.A.

For the avoidance of doubt, should the special purpose vehicle not be a subsidiary of Cemex España, S.A. within the timescale above, it shall be an Event of Default (unless such SPV has acceded as a Guarantor on terms satisfactory to the lenders (acting reasonably)).

Target:	The target company identified by the Company to the Mandated Lead Arrangers as ‘Leonardo’ and the “Target Group” means the Target and its subsidiaries.

Underwriters/Mandated Lead Arrangers:	Citigroup Global Markets Limited and The Royal Bank of Scotland plc.

Lenders:	As selected by the Mandated Lead Arrangers in consultation with the Company.

Agent:	The Royal Bank of Scotland plc

Additional Obligors:

A mechanism will be included in the Agreement to enable, at the Company’s option, any wholly-owned subsidiary of the Company which has been approved by:

(a)    all the Lenders; or

(b)    the Majority Lenders (provided that the Company has granted a guarantee in respect of its obligations),

to accede as borrower.

A mechanism will be included in the Agreement to enable subsidiaries of the Company to accede as guarantors. The Company shall also have the right to request that any of its subsidiaries become guarantors.

“Obligor” means the Borrower and any Additional Obligor.

Cemex España Group:	The Company and each of its subsidiaries from time to time.

Facilities and Amounts:

There will be three multi-currency facilities:

Facility A: US$3,000 million 364 day revolving credit facility, with two term-out options of 180 days each (term-out fees as per Appendix 1).

Facility B: US$3,000 million 36 month term loan facility.

Facility C: US$3,000 million 60 month term loan facility.

The Company shall consult with the Mandated Lead Arrangers, should it seek to raise financing for the purpose of the Offer other than (i) the Facilities and (ii) other facilities in a maximum amount of US$3,800,000,000 as referred to in “Documentary Conditions Precedent” below.

Purpose:	The Acquisition is the acquisition of the shares in the Target by Bidco pursuant to an offer (the “Offer”) to acquire no less than 50.01% of the issued share capital of the Target.

Facilities A, B and C:

(a)    to finance the consideration payable for the shares in the Target under the Offer and paying the purchase price for the shares in the Target acquired under the compulsory acquisition procedures of the Australian companies law and the acquisition of any ADR’s in the US in accordance with the US securities laws and regulations;

(b)    (if required) to finance the consideration payable to holders of options to acquire shares in the Target pursuant to any proposal by it in respect of those options as required by Australian companies law;

(c)    to finance costs, fees, expenses (and taxes on them) and stamp duty incurred by any member of the Cemex España Group in relation to the Offer (but not, for the avoidance of doubt, including M&A advisory fees); and

(d)    (if required or if the Company deems it necessary) to finance or refinance the indebtedness (the “Existing Target Debt”) for borrowed monies of the Target and its subsidiaries existing at close of business on the date that the Offer is declared unconditional (the “Unconditional Date”), if relevant.

Commitment Date:	The date of the signing of the Mandate and Commitment Letter.

Term Out Option:

The Borrower may extend Facility A (at which point the loans thereunder shall be re-designated as a term loan) in whole or in part for:

(a)    a term of a further 180 days (the “First Term Out Option”); and

(b)    thereafter, a further 180 days (the “Second Term Out Option”),

after the Original Facility A Termination Date (as defined below).

For the avoidance of doubt, the First Term Out Option may be exercised without the Second Term Out Option being exercised.

Final Maturity Date:

Facility A: 364 days after the date of signing of the Facility Agreement (“Original Facility A Termination Date”), subject to the Term Out Option.

Facility B: 36 months after the date of signing of the Facilities Agreement.

Facility C: 60 months after the date of signing of the Facilities Agreement.

Availability Periods:	The period beginning on the signing date of the Facilities Agreement and ending on the earlier of: (i) 90 days after the date on which acceptances are held in respect of 90% of shares in the Target; (ii) 45 days after the offer closes where acceptances are not held in respect of 90% of shares in the Target; and (iii) the date falling 364 days after the signing date of the Facilities Agreement.

Certain Funds:	During the period commencing on the signing date of the Facilities Agreement and ending on the last day of the Availability Period (the “Certain Funds Period”):

(i)     in relation to a loan under the Facilities to be made during such period and to be made solely for a purpose set out in paragraphs (a) and (b) of the definition of “Purpose” set out above (a “Certain Funds Utilisation”), the drawstop conditions in the Facilities Agreement will apply as if they referred only to

(1)    the Representations listed herein with references (a) to (d) and (n), provided that (i) in each case such representations shall relate only to the Company and its subsidiaries (including BidCo) but excluding any member of the Target Group (including in relation to procuring compliance) and (ii) the circumstances resulting in such breach would lead to a Material Adverse Effect (the “Certain Funds Representations”); and

(2)    the Events of Default listed herein with references: (a), (c) (in respect of the General Undertakings with references (e), (f), (l) and (n), the Purpose clause and the obligation that BidCo becomes a subsidiary within six months (or becomes a guarantor)), (d) (with regard to the Certain Fund Representations), (f), (g), (l) and (m) provided that in each case such Event of Default shall relate to the Company and its Subsidiaries (including BidCo) but excluding any member of the Target Group (including in relation to procuring compliance) (the “Certain Funds Events of Default”).

(ii) the Finance Parties shall be restricted from exercising rights which would prevent or limit the making of a Certain Funds Utilisation.

Loans:

Each Loan will be at least US$25,000,000 and a multiple of US$10,000,000 or the undrawn balance of the relevant Facility, if less.

Drawings to be made pro-rata across each of the Facilities.

Any amount that is still undrawn at the end of the relevant Availability Period will be cancelled.

Currency:	The Facilities are multicurrency facilities (the base currency being US$), available for drawing in US$, EUR and such other currencies as are approved by all the Lenders.

Repayment:

Facility A: Subject to the Term Out Option, the Borrower must repay the outstanding amount in full on the Original Facility A Termination Date.

Facility B: The Borrower must repay the outstanding amount in full on the Final Maturity Date for Facility B.

Facility C: The Borrower must repay the outstanding amount in full on the Final Maturity Date for Facility C.

Voluntary Prepayment:

Loans may be prepaid after the last day of the Availability Period in whole or in part on 3 Business Days’ prior notice (but, if in part, by a minimum of US$25,000,000). Any prepayment shall be made with accrued interest on the amount prepaid and, subject to breakage costs, without premium or penalty.

Such prepayments will be applied at the Borrower’s election, between Facility A, Facility B and Facility C.

Any amount prepaid may not be redrawn, other than an amount of Facility A that has been voluntarily prepaid.

PRICING

Up-front Fee:	As set out in a Fee Letter.

Agency Fee:	As set out in a Fee Letter.

Ticking Fee:	A ticking Fee is payable on the unused and uncancelled amount of the applicable Facility at the rates per annum and during the periods set out below:

	Period	First 60 days after the Commitment Date	Subsequent 3 months	Thereafter

	Rate	0 bps	5bps	7.5bps

Accrued ticking fee is payable on the date of the first drawdown or the cancellation of the Facilities.

Commitment Fee:

30% of the relevant Applicable Margin on the unused and uncancelled amount of the applicable Facility for the applicable period from the date of the first drawdown of the Facilities (calculated on the basis of a year of 360 days and the number of days actually elapsed) until all Facilities are permanently repaid and/or cancelled.

Accrued commitment fee is payable on the last day of the relevant Availability Period and on the cancelled amount of any Facility at the time a full cancellation is effective.

Margin:	As set out in Appendix 1.

Interest Periods for Loans:	One, two, three or six months or any other period agreed between the Borrower and the Lenders.

Interest on Loans:	The aggregate of the applicable:

(a) Margin;

(b) LIBOR (set by reference to Reuters for the relevant currency or, if not available, on the basis of rates provided by agreed Reference Banks); and

(c) Mandatory Cost, if any.

Payment of Interest on Loans:

Interest is payable on the last day of each Interest Period (and, in the case of Interest Periods of longer than six months, on the dates falling at six-monthly intervals after the first day of the Interest Period).

Standard gross-up provisions to be included such that gross-up is only paid to qualifying lenders.

OTHER TERMS

General Terms	The documentation shall, in general, follow the form of the Company’s 2004 acquisition finance syndicated loan facility, as amended (then “2004 Facility”).

Prepayment and Cancellation:

(a)    Mandatory Prepayment

Until Facility A is repaid in full, Facility A is to be permanently reduced by an amount equal to the net proceeds of:

(i)     (to the extent the ratio of Net Borrowings to EBITDA is in excess of 2.5:1 or Facility A has not been repaid in full) any issue of shares for cash or cash equivalent proceeds by the Company, or the issue of any bonds, notes or other debt securities (excluding any “hybrid” issue to the extent such issue is accounted for as equity) by any member of the Cemex España Group on the capital markets but not, for the avoidance of doubt, including banks loans (“Fundraisings”); and

(ii)    the disposal of assets of members of the Target Group (provided that such proceeds may to be used prepay Existing Target Debt or Facility A).

(b)    Illegality

If it is or will be illegal for a Lender to perform its obligations under the Facilities Agreement a Lender may cancel its Commitment and/or require prepayment of its share of the Loans.

(c)    Change of Control

If Cemex, S.A.B. de C.V. ceases to control the Company (directly or indirectly) and/or the Borrower, after it has gained control of the Target (directly or indirectly), ceases to control the Target:

(1) a Lender shall not be obliged to fund a Loan; and

(2) a Lender may by not less than 3 days’ notice cancel its Commitment and require repayment of all its share of the Loans.

(d) Increased Costs, Tax Gross Up and Tax Indemnity The Company may cancel the Commitment of and prepay any Lender that makes a claim under these provisions.

(e) Voluntary Cancellation The Company may, on not less than 3 Business Days’ prior notice, cancel the whole or any part (being a minimum of US$25,000,000) of an Available Facility.

Representations:	Based on the 2004 Facility and customary for facilities of this nature (but subject to the Clean-Up Period during which the application of the representations to the Target Group will be restricted), including:

(Status)

(a)    It is a corporation, duly organised and validly existing under the laws and regulations of its jurisdiction of incorporation.

It has the power to own its assets and carry on its business as it is being conducted.

(Binding obligations)

(b)    The obligations expressed to be assumed by it in each Finance Document are, subject to any reservations which are specifically referred to in any Legal Opinion, legal, valid, binding and enforceable obligations.

(Non-conflict with other obligations)

(c)    The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(i)     any law or regulation applicable to it;

(ii)    its constitutional documents; or

(iii)  any agreement or instrument binding upon it or any of its assets.

(Power and authority)

(d)    It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

(Validity and admissibility in evidence)

(e)    All Authorisations (as defined in the 2004 Facility) required or desirable:

(i)     to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(ii)    to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

(Governing law and enforcement)

(f)

(i)     The choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation subject to any reservations which are specifically referred to in any legal opinion delivered as a condition precedent under the terms of the Facility Agreement.

(ii)    Any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation, subject to any reservations which are specifically referred to in any Legal Opinion.

(Deduction of Tax)

(g)    It is not required under the laws and regulations of its jurisdiction of incorporation to make any deduction for or on account of Tax from any payment it may make under any Finance Document to any Qualifying Lender.

(No filing or stamp taxes)

(h)    Under the laws and regulations of its jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

(No default)

(i)

(i)     No Default or Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(ii)    No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or its Subsidiaries’) assets are subject which might have a Material Adverse Effect.

(No misleading information)

(j)

(i)     Any written factual information provided by the Company for the purposes of the Information Memorandum was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(ii)    All material written information (other than the Information Memorandum) supplied by any member of the Cemex España Group was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated and is not misleading in any material respect.

(Financial statements)

(k)

(i)     Its December 2005 audited financial statements (the “Original Financial Statements”) were prepared in accordance with GAAP consistently applied and are complete and accurate in all material respects.

(ii)    Its Original Financial Statements fairly represent its financial condition and operations during the relevant financial year.

(Pari passu ranking)

(l)     Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law or regulation applying to companies generally.

(No proceedings pending or threatened)

(m)   No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which are likely to be adversely determined and which, if so determined, would be reasonably likely to have a Material Adverse Effect or purports to affect the legality, validity or enforceability of any of the obligations under the Finance Documents have been started or threatened against any Obligor or any Material Subsidiary.

(Offer Documents Information)

(n)    Except as expressly permitted pursuant to the Facilities Agreement, the Offer Documents contain all the material terms of the Offer and the Offer Document reflects the terms of the press release or other relevant announcement in all material respects.

(No winding-up)

(o)    No legal proceedings or other procedures or steps have been taken or, to the Company’s knowledge after reasonable enquiry, are being threatened, in relation to the winding-up, dissolution, administration or reorganisation of any Obligor or Material Subsidiary (other than a solvent liquidation or reorganisation of any Material Subsidiary which is not an Obligor).

(Material Adverse Change)

(p)    There has been no material adverse change in the Company’s business, condition (financial or otherwise), operations, performance or assets taken as a whole (or the business, consolidated condition (financial or otherwise), operations, performance or the assets generally of the Cemex España Group taken as a whole) since its Original Financial Statements.

For the avoidance of doubt, “consolidation” of the Target into the Cemex España Group in itself will not be a Material Adverse Change.

(Environmental compliance and claims)

(q)    Each member of the Cemex España Group has performed and observed in all material respects all Environmental Law, Environmental Permits and all other material covenants, conditions, restrictions or agreements directly or indirectly concerned with any contamination, pollution or waste or the release or discharge of any toxic or hazardous substance in connection with any real property which is or was at any time owned, leased or occupied by any member of the Cemex España Group or on which any member of the Cemex España Group has conducted any activity where failure to do so might reasonably be expected to have a Material Adverse Effect.

No Environmental Claim has been commenced or (to the best of its knowledge and belief) is threatened against any member of the Cemex España Group where that claim would be reasonably likely, if determined against that member of the Cemex España Group to have a Material Adverse Effect.

(No Immunity)

(r)     In any proceedings taken in its jurisdiction of incorporation in relation to this Agreement, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

(Private and commercial acts)

(s)    Its execution of the Finance Documents constitutes, and its exercise of its rights and performance of its obligations hereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

The following Representations will be repeated on an ongoing basis at customary times: (a) to (f), (i), (k) (but in respect of its latest consolidated financial statements instead of the Original Financial Statements) and (l) to (p).

(j) (i) shall be made on the date of the Information Memorandum and on the date of primary syndication.

Information Undertakings:	The Company shall supply each of the following:

(a)    as soon as they become available, but in any event within 180 days of the end of its financial years its audited consolidated financial statements (provided that in the first financial year ending after the date on which the Company obtains control of Target the time period referred to above shall be 270 days further provided that if such audited consolidated financial statements have not been provided within 180 days of the end of that financial year then the Company shall also provide non-audited consolidated financial statements for that financial year no later than 180 days after the end of such year)

(b) as soon as they become available, but in any event within 90 days of the end of the first three quarters of each of its financial years its consolidated financial statements for that quarter

(c) with each set of consolidated financial statements, a compliance certificate

(d) all documents dispatched by the Company to its shareholders (or any class of them) or its creditors generally

(e) details of any litigation (including any environmental claim), arbitration or administrative proceedings which might, if adversely determined, have a Material Adverse Effect

(f) notification of any adverse change in credit ratings of the Company

(g) such other information regarding the financial condition, business and operations of any member of the Cemex España Group as any Finance Party may reasonably request

(h) notification of default

On the introduction of or any change in law, a change in the status of an Obligor or a proposed assignment or transfer by a Lender, each Obligor shall promptly upon the request of the Agent or any Lender supply such documentation and other evidence as is reasonably requested by the Agent (for itself and on behalf of any Lender) or any Lender (or prospective new Lender) in order for the Agent or such Lender (or prospective new Lender) to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to the transactions contemplated in the Finance Documents.

The Borrower may satisfy its obligations to deliver information to those Lenders who agree by posting such information onto an electronic website.

Financial Covenants:

The Borrower shall ensure that in respect of any Relevant Period:

(i)     from the date of signing of the Facilities Agreement, the ratio of Net Borrowings to Adjusted EBITDA calculated on a rolling basis shall be less than or equal to 3.50 to 1.00.

(ii)    the ratio of EBITDA to Finance Charges calculated on a rolling 12 month basis shall be greater than or equal to 3.00 to 1.00,

tested by reference to the Company’s consolidated accounts (as prepared in accordance with applicable GAAP at the time of signing). The Facilities agreement(s) will contain special provisions allowing for the re-defining of the financial covenants in the event of a change in applicable GAAP, within a reasonable time period and subject to good faith).

The Borrower shall ensure that at all times the Net Borrowings of its Subsidiaries does not exceed 15% of the consolidated total assets of the Borrower.

The definitions to be used in calculating the Financial Covenants and the Net Borrowing of its subsidiaries shall be based on the form of those used in the Company’s most recent existing syndicated facilities.

General Undertakings:	The following undertakings will be included in the Agreement in respect of each Obligor and, where applicable, in relation to the Cemex España Group (and the form of such undertakings shall be based on the form of those contained in the Company’s most recent existing syndicated facilities (in particular the 2004 Facility)):

(a) authorisations

(b) preservation of corporate existence

(c) preservation of properties

(d) compliance with laws and regulations

(e) negative pledge

(f) restriction on merger

(g) no change of business

(h) insurance

(i) environmental compliance

(j) environmental claims

(k) transactions with affiliates to be on arm’s length terms (except as set out in the funds flow required to be delivered as a documentary condition precedent)

(l) pari passu ranking

(m) restriction on new debt of Target Group: (except for inter-company transactions) to be limited to short term working capital facilities

(n) offer related covenants: See Appendix 2. Acquisition indemnity also to be included.

(o) payment restrictions affecting subsidiaries

(p) new subsidiaries to be notified, if Material Subsidiaries

(q) notarisation.

Events of Default:	Each of the following will be included in the Agreement in respect of each Obligor and, if appropriate, any member of the Cemex España Group and/or Material Subsidiaries (and the form of such events of default shall be based on the form of those contained in the 2004 Facility):

(a) non-payment

(b) any financial covenant not satisfied

(c) failure to comply with any other obligations subject to agreed remedy periods if capable of remedy

(d) misrepresentation

(e) cross acceleration, subject to an agreed minimum amount

(f) insolvency

(g) insolvency proceedings

(h) expropriation or sequestration

(i) creditors’ process

(j) ownership by Company of other Obligors

(k) failure to comply with judgment

(l) unlawfulness

(m) repudiation

(n) (following the acquisition of Target) material adverse change

Clean-Up Period:	The Target Group has the benefit of a 180 day clean-up period after the Company takes control of the Target Group.

Majority Lenders:	51% of Total Commitments or if there are Loans outstanding, 51% of Loans.

Assignments and Transfers by Lenders:	A Lender may assign any of its rights or transfer by novation any of its rights and obligations to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets, with notification to the Company.

Documentary Conditions Precedent:	Conditions precedent must be completed to the satisfaction of the Agent before the first utilisation and include those customary for transactions of this nature, including those relating to the Offer which include:

(a) copy of each acquisition document press release, bidder’s statement and a copy of the announcement that the Offer has become or has been declared unconditional;

(b)    all regulatory clearance in respect of the Offer has been obtained (including FIRB approval);

(c)    evidence satisfactory to the bookrunners that funding (other than under the Facilities) of no less than US$3,800 million is committed and available for the purpose of the Offer to the Company or Cemex, S.A.B. de C.V. and a “funds flow” statement setting out how the Offer will be funded; and

(d) satisfaction (or waiver by the Agent) of the Offer CPs.

Offer CPs:

1.      The Treasurer of the Commonwealth of Australia either:

(a)    issues a notice stating that the Commonwealth Government does not object to Cemex, S.A.B. de C.V. or any direct of indirect subsidiary of it acquiring a substantial shareholding in Target; or

(b)    becomes, or is, precluded (by reason of lapse of time or otherwise) from making an order in respect of the acquisition of Target by such a person under the Foreign Acquisitions of Takeovers Act 1975 (Cth).

2.      the Company has obtained, on an unconditional basis, all necessary material authorisations in Australia (including industry bodies’ consent and ACCC approval) to enable the Offer to be made to and accepted by the holders of Target shares and that all such material authorisations, consents and approvals remain in full force and effect and have not become subject to any notice or indication of intention to be revoked, suspended, restricted, modified or not renewed and that the Company has lodged all necessary documents with any relevant stock exchange.

3.      The Company complying in all respects with the requirements of Chapter 6 (takeovers) of the Corporations Act 2001 (Cth).

4.      All other Australia regulatory and other approvals contemplated by the Offer or to which the offer is subject being obtained on terms and conditions satisfactory to the Agent.

5.      All US or other regulatory requirements with regard to the acquisition of any ADRs being obtained on terms and conditions satisfactory to the Agent (acting reasonably)

Other Conditions Precedent:	Conditions precedent for the first and each subsequent utilisation will include:

(a) accuracy of repeating representations; and

(b) no actual or potential default having occurred.

During the Certain Funds Period, (a) shall only apply in respect of Certain Funds Representations and (b) shall only apply in respect of Certain Funds Events of Default.

Miscellaneous Provisions:	The Agreement will contain provisions relating to, among other things, default interest, market disruption, breakage costs, tax gross up and indemnities, increased costs, set-off and administration.

Costs and Expenses:	All costs and expenses (including legal fees) reasonably incurred by the Agent and the bookrunners in connection with the preparation, negotiation, printing, execution and syndication of the Agreement and any other document referred to in it shall be paid by the Company promptly on demand whether or not the Agreement is signed (subject to delivery of the relevant receipts, invoices or other documentary evidence).

Governing Law:	English.

Jurisdiction:	Courts of England.

Appendix 1 - Pricing

Margin calculated on the basis of the ratio of Net Borrowings to Adjusted EBITDA as follows:

Ratio	Margin (basis points (“bps”) per annum)
	Facility A*	Facility B	Facility C
Greater than 3.0x	32.5	40.0	45.0
2.5x to 3.0x	27.5	32.5	37.5
2.0x to 2.5x	22.5	25.0	30.0
Less than 2.0x	15.0	20.0	25.0

*	Following the exercise of the First Term Out Option, the Facility A Margin shall increase at each level by 5.0 bps per annum; in addition following the exercise of the Second Term Out Option, an additional up-front fee of 5.0 bps flat on the amount of the outstanding Facility A Loan shall be payable to the Lenders at the time of the exercise of the such option.

Appendix 2 - Offer Undertaking

1.1	The Company shall ensure, and shall procure that Bidco shall ensure, that the announcement of its intention to acquire Target (the “Announcement”) and the document containing the terms of the Offer (the “Offer Document”) and any other documents relating to the Offer furnished to the Agent contain all the material terms and conditions of the Offer.

1.2	The Company shall ensure, and shall procure that Bidco shall ensure, that the Offer Document will correspond in all material respects to the terms and conditions of the Offer as contained in the Announcement.

1.3	The Company shall not, and shall procure that Bidco shall not, without the prior written consent of the two Mandated Lead Arrangers (not to be unreasonably withheld or delayed):

1.3.1	waive, amend, revise, withdraw, agree, declare or accept or treat as satisfied or decide not to enforce, in whole or in part, any condition of the Offer as to the level of acceptances from those entitled to accept the terms of the Offer, where to do so would result in such level being less than 50.01% of the total possible acceptances available; and

1.3.2	issue or allow to be issued on its behalf any press release or other publicity which refers to any Facility or any Finance Party unless the publicity is required by law or any stock exchange. In that case the Company shall notify the Mandated Lead Arrangers as soon as practicable upon becoming aware of the requirement, shall consult with the Mandated Lead Arrangers on the terms of the reference and shall have regard to any timely comments of the Mandated Lead Arrangers.

1.4	The Company shall comply with, the Corporations Act 2001 (Commonwealth of Australia) (the “Corporations Act”) and all other applicable laws in all respects material in the context of the Offer.

1.5	The Company shall keep the Mandated Lead Arrangers informed as to the status and progress of the Offer and, in particular, will from time to time and promptly upon request give to the Mandated Lead Arrangers details of the current level of acceptances of the Offer (to the extent permitted by the applicable laws of Australia and relevant regulations).

1.6	The Company shall inform the Mandated Lead Arrangers in advance as to:

1.6.1	the terms and conditions of any assurance or undertaking proposed to be given by or on behalf of any member of the Cemex España Group (or, so far as the Company is aware, the Target or any of its Subsidiaries) to any person for the purpose of obtaining any authorisation necessary or desirable in connection with the Offer; and

1.6.2	any terms or conditions proposed in connection with any authorisation necessary or desirable in connection with the Offer.

1.7	If any member of the Group becomes aware (whether through notice from any Finance Party or otherwise) of a circumstance or event which is or could reasonably be construed to be covered by any condition of the Offer which, if not waived, would entitle Bidco (with the consent of any other party, if needed) to lapse the Offer, the Company shall promptly notify the Mandated Lead Arrangers.

1.8	If Bidco becomes entitled to initiate the compulsory acquisition procedures set out in Part 6A.1 of the Corporations Act in relation to the Target shares to which the Offer relates, the Company shall procure that Bidco:

1.8.1	shall initiate those procedures promptly (and in any event within 14 days after becoming entitled to do so); and

1.8.2	shall use all reasonable endeavours to acquire 100 per cent. of the shares to which the Offer relates within 7 weeks after initiating those procedures.

1.9	If Bidco is required by any holder of the Target’s shares to acquire that holder’s shares pursuant to the compulsory buy-out provisions of the Corporations Act, the Company shall procure that Bidco will promptly comply with the requirements of the Corporations Act in that respect.